Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cape Cod'r Inc.
25 Vinton Street, Apt 1
Boston, MA 02127
https://capecodr.com/

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Cape Cod'r Inc.
Address: 25 Vinton Street, Apt 1, Boston, MA 02127
State of Incorporation: DE
Date Incorporated: June 10, 2021

Terms:

Convertible Promissory Notes

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: January 07, 2027
Valuation Cap: $6,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 8.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

*Maximum interest rate offered subject to adjustment for increase in the annual interest rate. See info below.

Time-Based Perks

Early Bird 1 - Invest $1,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + One entry into a raffle for a Newport Cruise for two + 5% increase in the annual interest rate.

Disclaimer: Must be 21+ to enter the raffle. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The winner will be randomly selected at the close of the campaign.

Early Bird 2 - Invest $5,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + A confirmed Newport Cruise for two + 10% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 3 - Invest $10,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + confirmed Newport

Cruise and dinner for two (valued at $300) + 15% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. Dinner reimbursement will be sent via Venmo, and recipients are responsible for booking the reservation. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 4 - Invest $25,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 20% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the private charter partner.

Early Bird 5 - Invest $50,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 1 Night Hotel Stay + 25% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel costs are not included. The hotel will be booked by the Cod'r team, and they will reach out to coordinate reservation details.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a 4% increase in the annual interest rate.

Tier 2: Invest $5,000+ and receive an 8% increase in the annual interest rate.

Tier 3: Invest $10,000+ and receive a 10% increase in the annual interest rate.

Tier 4: Invest $25,000+ and receive a 12% increase in the annual interest rate.

Tier 5: Invest $50,000+ and receive a 15% increase in the annual interest rate.

The 10% StartEngine Venture Club Bonus

Cape Cod'r will offer 10% additional increase in the annual interest rate for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on their Convertible Note in this Offering.

This 10% increase is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Overview

Cape Cod'r is a premium canned cocktail brand created by Kevin O'Leary and inspired by the Cape Cod lifestyle. Their drinks were born in the backyard of his Dennis Port home, and are designed to evoke a nostalgic feeling of being on the Cape, enjoying simple, refreshing beverages with friends and family. Made with three simple ingredients, each cocktail is 100 calories, gluten-free, and 4.5% ABV. Cape Cod'r delivers a light, crisp drinking experience that contrasts with many over-carbonated and heavily flavored competitors. Since its inception, the company has sold over 600,000 cans, establishing a strong brand identity closely tied to New England's coastal lifestyle.

Business Model

Cape Cod'r operates in the ready-to-drink (RTD) cocktail market, targeting health-conscious consumers looking for convenient, lightly carbonated beverages. The company distributes its products across Massachusetts, Rhode Island, and Connecticut, and also sells direct-to-consumer (DTC) in over 40 states. Through partnerships with local businesses and strategic distribution channels like Horizon Beverage, Cape Cod'r has established a robust presence in the region. Their emphasis on regional branding and lifestyle marketing positions them uniquely against larger competitors, driving customer loyalty and engagement in the niche RTD space. Intellectual Property

As a lifestyle brand with regional ties, Cape Cod'rs intellectual property largely revolves around its unique branding, packaging design, and product formulations. Each cocktail flavor, along with its nostalgic marketing, has been carefully curated to align with the coastal theme, providing strong market differentiation. Their focus on a simple, natural ingredient list also ensures that the brand resonates with modern consumers seeking cleaner label products. The brand's intellectual property extends to its recognizable packaging, capturing the essence of Cape Cod through design elements that include beach, water, and sunset tones.

Corporate History

Cape Cod'r Inc. was initially organized as Cape Cod'r LLC, a Delaware limited liability company on June 10, 2021 and converted to a Delaware corporation on March 4, 2022.

Disclosure Related to Board Director

Joseph Feerrar, a Board Director of the Company, recently resolved three legal disputes involving his unrelated business, Bald Birds Brewing Company LLC. The disputes were resolved by a settlement with CAPTECH Financial, LLC related to a default under a Master Lease Agreement, a settlement with EBF Holdings, LLC over a breach of a Revenue-Based Financing Agreement, and the third was voluntarily dismissed. Please see the Risk Factors section to learn how this may affect your investment.

Competitors and Industry

Competitors

Cape Cod'r competes primarily in the RTD cocktail market against brands like Nantucket Craft Cocktails, Viva Tequila Seltzers, Fishers Island Lemonade, and High Noon. What sets Cape Cod'r apart is its lower ABV content and light carbonation, which provide a more sessionable and less synthetic drinking experience compared to competitors.

Additionally, Cape Cod'rs strong connection to the New England lifestyle allows it to build a loyal consumer base in the region. Despite competing with larger, more established brands, Cape Cod'rs regional focus and unique brand positioning give it an edge in the local market.

Industry

The RTD cocktail industry is growing, especially in the Northeastern U.S. market, which is experiencing strong demand for convenient, on-the-go beverages. The North American RTD cocktail market is expected to grow at a compound annual growth rate (CAGR) of 5.2%from 2024 to 2029. This growth is largely driven by health-conscious consumers seeking alternatives to beer and traditional high-sugar cocktails. Cape Cod'r is well-positioned within this expanding market due to its emphasis on clean, simple ingredients and regional branding, aligning with consumer preferences for healthier, more natural beverage options.

Market projections are based on internal estimates and third-party data, are not verified, and do not guarantee future growth or returns on investments.

Source: https://www.grandviewresearch.com/industry-analysis/us- ready-to-drink-cocktails-market-report

Current Stage and Roadmap

Current Stage

Cape Cod'r is in the early stages of scaling, with 2024 projected revenues of $600,000. The company has established distribution in Massachusetts, Rhode Island, and Connecticut, with partnerships in place with over 500 accounts. Cape Cod'r has also recently transitioned to Horizon Beverage, the second-largest distributor in Massachusetts and Rhode Island, significantly increasing its reach. In addition, the company has gained recognition in the industry, winning multiple awards from Seltzer Nation and surpassing key competitors in the Coastal Division of Horizon Beverage. These milestones illustrate strong early traction and a growing customer base.

Future Roadmap

Cape Cod'r plans to deepen its market penetration in its core states of Massachusetts, Rhode Island, and Connecticut, with a focus on key accounts and chains. Over the next year, the company will invest in sampling programs and expand its product lineup with new flavors and packaging formats. Looking ahead to 2025, Cape Cod'r aims to reach $1 million in revenue by selling 30,000 cases. Beyond that, the brand will explore expansion into warmer markets such as South Carolina or Florida to smooth seasonality and ensure year-round demand. Expansion into new states will be backed by a strong financial foundation and a clear focus on customer acquisition.

THIS OFFERING DOCUMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," "MAY," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS

The Team

Officers and Directors

Name: William Ashbrook Patch III

William Ashbrook Patch III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, President, Chief Executive Officer, Principal Accounting Officer
  Dates of Service: June, 2021 - Present
  Responsibilities: Co-founder, President and CEO of Cape Cod'r Inc. Receives an annual salary of $90,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

- Employer: Deloitte Consulting
  Title: Senior Consultant
  Dates of Service: January, 2019 - September, 2022
  Responsibilities: William was a management consultant for Deloitte Consulting servicing business challenges faced by companies in technology, consumer packaged goods, and financial services.

Name: Kevin Robert O'Leary

Kevin Robert O'Leary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Director, CMO/COO
  Dates of Service: June, 2021 - Present
  Responsibilities: Co-founder and COO/CMO of Cape Cod'r. Responsible for managing all Marketing, Operations, Growth Strategy and Partnerships. Receives an annual salary of $60,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

- Employer: Meta
  Title: Recruiter
  Dates of Service: May, 2021 - April, 2022
  Responsibilities: Talent advisor to the Legal, Policy and Communications organizations.

Other business experience in the past three years:

- Employer: Fannie Mae
  Title: Recruiter

Dates of Service: March, 2018 - May, 2021
Responsibilities: Talent Adviser and Partner for the Enterprise Risk Management, Finance and Capital Markets divisions.

Name: Taylor Laurence Bramhall

Taylor Laurence Bramhall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Sales
  Dates of Service: March, 2021 - Present
  Responsibilities: Leading the Sales and Distribution strategy and execution across all channels. Receives an annual salary of $150,000 and currently holds 6%, gaining another 2% in December 2024 equity in the Company.

Name: Aaron Berkey

Aaron Berkey's current primary role is with Okeanos Venture Management . Aaron Berkey currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2023 - Present
  Responsibilities: Board Member, Investor and avid supporter and consumer. Does not receive a salary and receives 2% common equity options vesting over 3 years.

Other business experience in the past three years:

- Employer: Okeanos Venture Management
  Title: Managing Partner
  Dates of Service: January, 2017 - Present
  Responsibilities: Co-Founder and Managing Partner of the VC firm.

Other business experience in the past three years:

- Employer: HomeSlice.io, Inc.
  Title: Co-Founder and CEO
  Dates of Service: January, 2022 - June, 2023
  Responsibilities: Co-Founder and CEO

Other business experience in the past three years:

- Employer: Cresa Global Inc
  Title: Principal
  Dates of Service: September, 2006 - April, 2023
  Responsibilities: Commercial real estate broker

Name: Joseph Feerrar

Joseph Feerrar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Shareholder
  Dates of Service: May, 2021 - Present
  Responsibilities: Board member and shareholder. Joseph performs the beverage co-packing. Does not receive salary and receives 0.5% equity compensation from the Company.

Name: Anderson Arnold

Anderson Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Investor
  Dates of Service: March, 2022 - Present
  Responsibilities: Normal Board member duties. Does not receive salary and holds 5,000 shares in the Company.

Name: Michael Haley

Michael Haley's current primary role is with Inspire Brands. Michael Haley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Advisor and Board member. Does not receive a salary and holds 5,000 shares in the Company.

Other business experience in the past three years:

- Employer: Inspire Brands
  Title: President of International
  Dates of Service: December, 2020 - Present
  Responsibilities: Lead all aspects of International restaurant business - spanning 60 countries and $3B in consumer sales.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Convertible Note that an investor is buying has voting rights attached to the underlying security. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Cape Cod'r Inc. was formed on June 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Cape Cod'r Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers,

shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Seasonal Sales Dependency and Geographic Concentration
Cape Cod'r's current market strategy is heavily reliant on the Northeastern U.S., particularly in Massachusetts, Rhode Island, and Connecticut. This creates a geographic concentration risk, as the company's success is tied to consumer demand in these specific regions. Additionally, Cape Cod'r's brand is closely associated with the Cape Cod lifestyle, which may limit broader geographic appeal, especially outside of New England. Furthermore, Cape Cod'r's sales may experience seasonality, with a higher concentration of sales occurring during the warmer months when outdoor socializing and coastal vacations are more common. This seasonal demand fluctuation could impact cash flow and inventory management, particularly in the off-season. While the company plans to expand into warmer markets to smooth out seasonality, delays or challenges in executing this strategy could amplify these risks. Expansion into new markets could also involve significant costs and uncertainty, including the risk of slower-than-expected adoption in non-regional markets. Investors should consider these risks in evaluating Cape Cod'r's growth potential, as both geographic and seasonal factors may create volatility in the company's revenue and profitability.

Litigation and Settlement History of Board Member
Joseph Feerrar, a Board Director of the Company, was involved in and recently resolved three legal disputes as the owner and principal of Bald Birds Brewing Company LLC. Mr. Feerrar entered into a settlement agreement with CAPTECH Financial, LLC, in June 2024, following a default under a real property Master Lease Agreement, agreeing to a settlement payment of $83,805 to terminate the lease and release related security interests. Additionally, in a separate matter, Mr. Feerrar resolved a breach of contract lawsuit with EBF Holdings, LLC, related to a Revenue-Based Financing Agreement, by agreeing to a settlement payment of $175,000, which resulted in the dismissal of all claims with prejudice. The third legal dispute was voluntarily dismissed by the plaintiff in 2023. These settlements, while fully resolved, highlight some level of risk in investing in a company managed by an individual whose other businesses have recently been subject to litigation.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Will Patch	410,000	Common Stock	41.0%
Kevin O'Leary	410,000	Common Stock	41.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, SAFE, SAFE, and Convertible Note - Series 2024 - CF.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $640,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $66,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $1,306,725.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Convertible Note - Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 07, 2027
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 5(k) in the Subscription Agreement.

Voting Proxy

As a condition to issuance of shares of the Company pursuant to the conversion of these Convertible notes, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a future minority holder of the underlying securities of the Convertible Notes of this offering, you will be granting your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 20,000
  Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
  Date: November 15, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $640,000.00
  Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
  Date: March 16, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $66,000.00

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity
Date: September 25, 2024
Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $1,306,725.00
  Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.
  Date: March 07, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $199,912.67 compared to $333,585.41 in fiscal year 2023.

This increase in revenue was due in part to the increase in consumer awareness for our brand and products leading to an increase in sales velocity through stores, requiring retailers to buy more to support demand. This resulted in a 67% increase in the volume that sold through retail accounts on average.

Cost of Sales

Cost of Sales for fiscal year 2022 was $109,232.81 compared to $282,697.68 in fiscal year 2023.

The cost of goods sold increased from 2022 to 2023 primarily due to an increase in sales velocity and demand from consumers. Inflationary pressures on the cost of ingredients and production labor also played a factor, requiring us to either increase the price to consumers and / or find ways to reduce our inventory costs 2023 and beyond.

Gross Margins

Gross margins for fiscal year 2022 were $90,680.06 compared to $50,887.73 fiscal year 2023.

Gross margins decreased from 2022 to 2023 due to an increase in the cost of ingredients like tequila, vodka, and rum as well as the cost of production labor at our production facility. We learned of these inflationary pressures in Q1 2023 and were faced with the decision to either increase the price we sell our product to the consumer or seek lower cost materials like cans and cartons to expand gross margins down the line. Our business was converted

Our decision was to maintain our price to retail so that the cost of our product to consumers would be at parity with or less than our competitors, removing the barrier of price sensitivity from consumers interested in trialing our products. This brought our margins down from 34% in 2022 to between 16% in 2023. This price first strategy was a large factor in growing our revenue in 2023 by 67%.

In parallel, we identified ways to expand our gross margins in 2024 and 2025 by working with our can and carton providers to agree on quantity discounts by buying increased quantities. So far we're trending towards 25% margins in 2024 predominantly due to selling through higher cost inventory produced towards the end of 2023 and will see between 30-48% margins in 2025 depending on the product, realizing these cost efficiencies.

The gross margin in 2022 of $90,680 shows a 45% margin under the C-Corporation structure, however, the actual margin for the entirety of 2022 is 34%. This discrepancy arises from the change in Cape Cod'r's business structure partway through the year. Specifically, from January 1, 2022, through March 3, 2022, where the business operated as a partnership before converting to a C-Corporation. When this conversion occurred, the costs of goods sold incurred under the partnership were closed out into retained earnings, as required. Therefore, the 45% GP% reflects only the period after the transition to the C-Corp structure, while the full-year margin of 34% provides a more accurate representation of performance for the entirety of 2022, incorporating both the partnership and corporate phases.

Historical results and cash flows:

The Company is currently in the growth stage of the venture having funded operations through capital raised from family, friends, and angel investors and revenue from product sales. The focus has been and will always be introducing our brand and products to new consumers and building brand loyalty with existing customers in MA, RI, and CT. We intend to expand into other strategic markets when the time and capital investment warrants. The focus continues to be becoming consumers' drink of choice so they walk into their local bar, restaurant, golf course or liquor store with intent to buy Cape Cod'r. By increasing our investment in marketing from 2022 to 2023, we have seen brand loyalty build with more and more consumers who have fallen in love with our New England based brand and our all-natural, light, and refreshing drinks that are not sweet and do not taste synthetic. This investment is what led to a 67% growth in revenue year over year in 2023. Growth continues to trend towards 50% in 2024 year-to-date and we believe we can expect a 50-70% baseline growth in 2025 through continuing to invest in marketing tactics that build brand awareness like sampling consumers in stores, promoting our products in bars, and striking partnerships with sport and entertainment organizations like Rhode Island Football Club and more.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February, 2025, the Company has capital resources available in the form of $947.67 in cash, $7,556.41 in available line of credit, and $87,841 in credit card capacity. The business uses these facilities for working capital needs like bridging the cost of good expenses to revenue. MA, RI, and CT distributors begin bulk ordering in March and April annually at which point the business begins cashflowing in earnest, settling credit, and investing in sales and marketing growth initiatives.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. Each round of funding to date and going forward has and will be used to support inventory production, marketing, sales support, and operating expenses in an effort to grow brand awareness and loyalty in our existing and intended target markets. This is done to ensure we are being efficient and effective with capital raise and to protect dilution of existing investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, more than 75% of the capital required for the next stage of growth will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for one month. This is based on a current average monthly burn rate of $45,000 anticipated over the next six months for expenses related to marketing, partnership development, salaries, and R&D in preparation for Spring and Summer 2025.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly average burn rate of $120,000 for expenses related to cost of inventory, production, marketing, partnerships, salaries and operating expenses that spike more seasonally in the Spring and Summer months. The burn rate and investment in sales, marketing and partnerships intend to yield a 50-70% growth rate which is factored into this timeline.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital and assesses this need annually. In 2026, there would be a need for additional funding through a convertible note or perhaps a priced round.

Indebtedness

- Creditor: Okeanos Venture Management
  Amount Owed: $170,251.80
  Interest Rate: 8.0%
  Maturity Date: April 01, 2026
  This is a balance on a promissory note of $200,000 used to purchase our brand rights from our previous MA and RI distributor Craft Collective Inc. for the right to transition our distribution partnership to Horizon Beverage, a leading distributor in our core markets. This is a investment that often occurs in beverage alcohol within "Franchise States" where, per the three tier system born from the Prohibition Era, distributors own supplier distribution right unless a termination fee is paid to the distributor. Horizon Beverage is paying an additional $3 a case to help Cape Cod'r Inc. fund this termination fee. Payments are made quarterly equal to $3 a case that Horizon Beverage purchases from Cape Cod'r Inc. The balance of the note accrues interest at 8% until paid in full.

- Creditor: Credit Card Payable
  Amount Owed: $72,272.00
  Interest Rate: 0.0%
  The Company has two credit cards used in the business with a total outstanding balance of $58,747 and $13,525 as of December 31, 2023 and December 31, 2022, respectively.

- Creditor: Payroll Liabilities
  Amount Owed: $27,696.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $6,000,000.00

Valuation Cap Details: This valuation cap was calculated internally by the Company without the use of any formal third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  8.5%
  We will use 8.5% of the funds for working capital to cover expenses for the production costs, partnership investments, marketing investments as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

- Company Employment
  1.0%
  We will use 1% of the funds to hire key personnel for daily operations, including the following roles: Sales Account Representative and Marketing Manager. Wages to be commensurate with training, experience and position.

- Inventory
  9.0%
  We will use 9% of the funds raised to invest in ingredients, cartons, cans and production labor for the Company's tequila, vodka, and rum ready-to-drink cocktails in preparation for the growing demand for our brand in MA, RI, and CT.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  1.0%
  We will use 1% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  38.0%
  We will use 38% of the funds raised to invest in ingredients, cartons, cans and production labor for the Company's tequila, vodka, and rum ready-to-drink cocktails in preparation for the growing demand for our brand in MA, RI, and CT.

- Company Employment
  8.5%
  We will use 8.5% of the funds to hire key personnel for daily operations, including the following roles: Sales Account Representative and Marketing Manager. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  9.0%
  We will use 9% of the funds to market the crowdfunding campaign.

- Working Capital
  38.0%
  We will use 38% of the funds for working capital to cover expenses for the production costs, partnership investments, marketing investments as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://capecodr.com/ (https://capecodr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/capecodr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Cape Cod'r Inc.

[See attached]

Cape Cod’r Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2023 & 2022

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cape Cod'r Inc. Management

We have reviewed the accompanying financial statements of Cape Cod'r Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 29, 2024

CAPE COD'R INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	333,648	16,807
Accounts Receivable	19,344	-
Inventory	135,978	130,750
Other Assets	66,704	7,301
Total Current Assets	**555,674**	**154,858**
Non-Current Assets:		
Fixed Assets - net	7,645	12,742
Right of Use Asset	28,453	-
Total Non-Current Assets	**36,098**	**12,742**
TOTAL ASSETS	**591,772**	**167,600**
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	58,747	13,525
Payroll Liabilities	20,131	7,565
Short Term Lease Liability	28,453	-
Other Current Liabilities	-	8,008
Total Current Liabilities	**107,331**	**29,098**
Total Non-Current Liabilities	**-**	**-**
TOTAL LIABILITIES	**107,331**	**29,098**
EQUITY		
Common Stock	100	100
Partners Capital	-	-
SAFE Notes	1,746,475	514,750
Additional Paid In Capital	29,147	29,262
Retained Earnings	(1,291,281)	(405,610)
TOTAL EQUITY	**484,441**	**138,502**
TOTAL LIABILITIES AND EQUITY	**591,772**	**167,600**

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	333,585	199,913
Cost of Goods Sold	282,698	109,233
Gross Profit	50,887	90,680
Operating Expenses		
Advertising & Marketing	356,062	143,865
Salary and Wages Expense	46,071	49,130
General and Administrative Expenses	31,324	27,339
Auto Expenses	22,511	11,226
Bank Fees & Service Charges	1,015	316
Taxes and Licenses	7,393	1,032
Commision Expense	156,465	128,583
Payroll Expenses	188,100	52,326
Rent Expense	42,860	27,392
Scrap Expense	78,675	-
Total Operating Expenses	**930,476**	**441,209**
Total Loss from Operations	**(879,589)**	**(350,529)**
Other Income (Expense)		
Interest Expense	1,018	272
Other Income	33	-
Total Other Income (Expense)	**(985)**	**(272)**
Depreciation Expense	5,097	4,633
Net Loss	**(885,671)**	**(355,434)**

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					
	# of Shares	**$ Amount**	**SAFE Notes**	**Additional Paid-in Capital**	**Retained Earnings (Deficit)**	**Total Shareholder's Equity**
Beginning balance at 1/1/22	-	-	-	-	(2,112)	(2,112)
Issuance of SAFE	-	-	514,750	-	-	514,750
Issuance of Common Stock	1,000,000	100	-	-	-	100
Additional Paid in Capital	-	-	-	29,262	-	29,262
Prior Period Adjustments	-	-	-	-	(48,064)	(48,064)
Net loss	-	-	-	-	(355,434)	(355,434)
Ending balance at 12/31/22	1,000,000	100	514,750	29,262	(405,610)	138,501
Issuance of SAFE	-	-	1,231,725	-	-	1,231,725
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	(115)	-	(115)
Net loss	-	-	-	-	(885,671)	(885,671)
Ending balance at 12/31/23	**1,000,000**	**100**	**1,746,475**	**29,147**	**(1,291,281)**	**484,441**

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(885,671)	(355,434)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	5,097	4,633
Prior Period Adjustments	-	(48,064)
(Increase) Decrease in Assets:		
Accounts Receivable	(19,344)	-
Inventory	(5,228)	(130,750)
Other Assets	(59,403)	(7,301)
Increase (Decrease) in Liabilities:		
Credit Card Payable	45,222	11,413
Payroll Liabilities	12,566	7,565
Other Current Liabilities	(8,008)	8,008
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(29,098)	(154,496)
Net Cash used in Operating Activities	**(914,769)**	**(509,930)**
CASH FLOWS FROM AN INVESTING ACTIVITY		
Acquisition of Fixed Assets	-	(17,375)
Net Cash used in an Investing Activity	**-**	**(17,375)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE notes	1,231,725	514,750
Issuance of Common Stock	-	100
Increase (Decrease) in Additional Paid-in Capital	(115)	26,262
Net Cash provided by Financing Activities	**1,231,610**	**541,112**
Cash at the beginning of period	16,807	3,000
Net Cash increase for period	316,841	13,807
Cash at end of period	**333,648**	**16,807**

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cape Cod'r LLC ("the Company") was originally formed in Delaware on June 10, 2021 as a LLC. On March 04, 2022, the Company was converted into a corporation bearing the name Cape Cod'r Inc. The Company plans to earn revenue selling ready to drink cocktails. The Company's headquarters is in Delaware and the Company's customers will be located in the United States.

The Company will conduct a regulation crowdfunding campaign in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $333,648 and $16,807 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected with a 30 days payment terms and sometimes pay on time.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The accounts receivable balances as of December 31, 2023 and December 31, 2022 were $19,344 and nil, respectively.

Inventory

Inventory consisted primarily of work in progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Work-in-progress inventory at December 31, 2023 and December 31, 2022 amounted to $37,080 and nil, respectively. Finished goods inventory at December 31, 2023 and December 31, 2022 amounted to $98,898 and $130,750, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Vehicles	5	17,375	17,375
Less Accumulated Depreciation		(9,730)	(4,633)
Totals		**7,645**	**12,742**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling ready to drink cocktails. The Company's payments are generally collected with 30 day payment terms or collected at the time of delivery of the products. The Company's primary performance obligation is to deliver the products to customers. After the delivery of the products, the Company recognized revenue equal to the selling price of the products delivered

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Commission Expense

These are fees that a Company pays to a salesperson in exchange for his or her services in either facilitating, supervising, or completing a sale.

Payroll Expense

Payroll expense is the amount of salaries and wages paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases - In 2023, the Company leased two properties with a monthly rent payment of $4,400 and $3,600. As a result, they have recognized a right of use asset and lease liability amounting to $28,453.

The Company does not have any long-term commitments or guarantees, except for lease liabilities as shown below:

	Year Ending	Year Ending
Lease expense	2023-12	2022-12
Finance lease expense	-	-
Amortization of ROU assets	-	-
Interest on lease liabilities	-	-
Operating lease expense	36,400	27,000
Short-term lease expense *	-	-
Variable lease expense	-	-
Sublease income *	-	-
Total	36,400	27,000
Other Information		
(Gains) losses on sale-leaseback transactions, net *	-	-
Cash paid for amounts included in the measurement of lease liabilities	-	-
Operating cash flows from finance leases (i.e. Interest)	-	-
Financing cash flows from finance leases (i.e. principal portion)	-	-
Operating cash flows from operating leases	28,400.00	22,500.00
ROU assets obtained in exchange for new finance lease liabilities	-	-
ROU assets obtained in exchange for new operating lease liabilities	56,259.65	22,366.18
Weighted-average remaining lease term in years for finance leases	-	-
Weighted-average remaining lease term in years for operating leases	0.67	0
Weighted-average discount rate for finance leases	0.00%	0.00%
Weighted-average discount rate for operating leases	4.18%	0.00%
Maturity Analysis	Operating	Operating
2023-12	-	-
2024-12	28,800	-
2025-12	-	-
2026-12	-	-
2027-12	-	-
2028-12	-	-
Thereafter	-	-
Total undiscounted cash flows	28,800	-
Less: present value discount	-347	-
Total lease liabilities	**28,453**	**-**

NOTE 5 – LIABILITIES AND DEBT

The Company's debt pertains to liabilities incurred in the normal course of the operations of the business, to wit:

Credit Card Payable - The Company has two credit cards used in the business with a total outstanding balance of $58,747 and $13,525 as of December 31, 2023 and December 31, 2022, respectively.

Payroll liabilities - For the years ended December 31, 2023 and December 31, 2022, the total payroll related liabilities amounted to $20,131 and $7,565, respectively.

NOTE 6 – EQUITY

Capital Stock
The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 1,000,000 shares were issued and outstanding as of 2023 and 2022.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreement for Future Equity (SAFE) Notes
In 2022 and 2023, the Company has issued numerous SAFE agreements with third parties as a capital financing with a total capital raise of $1,746,475 and $514,750 as of December 31, 2023 and December 31, 2022, respectively. The issued SAFE agreements have valuation caps ranging from $5M - $7M having a discount rate of 80%. The SAFE agreements have no maturity date and bear no interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF CAPE COD'R

Cape Cod’r | Craft Cocktails - Born in our Backyard, Made for yours

Cape Cod’r is a craft cocktail brand inspired by the essence of Cape Cod, offering lightly carbonated, refreshing drinks that capture the nostalgic feeling of summers on the Cape. Founded in Dennis Port, MA, each drink is made with just three simple ingredients, 100 calories, 4.5% ABV, and is gluten-free, providing a “crushable” and sessionable cocktail experience. Cape Cod’r stands out in an oversaturated market of overly carbonated and synthetic-tasting beverages with its lightly carbonated, balanced flavors, and coastal lifestyle branding. With over 600,000 cans sold, distribution in three states, and partnerships with major brands, Cape Cod’r is growing as a favorite ready-to-drink cocktail in New England.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BORN IN OUR BACKYARD,
MADE FOR YOURS

$166,380.63 Raised

Invest Now
8.0% Interest Rate

RAISED	INVESTORS
$166,380.63	76
MIN INVEST	**VALUATION CAP**
$500	$6M

REASONS TO INVEST

- Category Growth Opportunity: The U.S. ready-to-drink (RTD) market is on the rise, with a projected annual growth rate of 5.2% from 2024 to 2029, driven by the spirit-based cocktail segment. In 2023, spirit-based RTDs grew by over 30%, and they’ve continued to grow by 11% through the first seven months of 2024, even as the overall beverage alcohol market declined by 2.8%.

- Strong Market Presence: Cape Cod’r has sold over 600,000 cans and established partnerships with iconic brands like Rhode Island FC and Cape Cod Chips, fueling momentum across Massachusetts, Rhode Island, and Connecticut. With broad regional distribution in over 500 stores—including Total Wines, Wegman’s, and BevMax—and online availability in 40+ states, we believe the brand is positioned for continued growth.

- Award-Winning Quality: Cape Cod’r’s Classic and Mermaid’s Tale flavors have won top awards, including Double Gold and Gold at Seltzer Nation 2024, highlighting the brand’s superior taste and quality.

Market projections are based on internal estimates and third-party data, are not verified, and do not guarantee future growth or returns on investments.

TEAM



Will Patch • Board Member, President, Chief Executive Officer, Principal Accounting Officer

Goes to Chatham Bars Inn once, and thinks he's a Cape Cod regular. But hey - can you blame him? Look, the guy knows how to bring the good times and good vibes. It only made sense for him to team up with Craft Cocktail Hall of Famer, Kevin O'Leary. He joined his brother-in-law in 2020, bringing his background in finance and management consulting to help the Cape Cod'r crew. When he's not cracking open a Cod'r, Will is most likely out getting wrecked by a wave or testing out the latest and greatest bucket hat technology on the beach or golf course.

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Kevin O'Leary • Co-Founder, Board Director, CMO/COO

While drinking his first Cape Codder cocktail with his Grandpa "Ampa'' watching the sunset on the deck of his Dennis Port home, Kevin wished he could bottle up that feeling. So he did... in a can. Embodying the "work hard, play hard" mantra, Kevin spent 8 years climbing the proverbial corporate ladder, all while continuing to create special memories with his family each summer on Cape Cod. Knowing how special the Cape is to so many, Kevin created Cape Cod'r so you can find your Cape feeling, no matter where you are.

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Taylor Bramhall • Head of Sales

Firmly believing that golden hour is the most important hour, Taylor joined the Cod'r crew to ensure that all Cape Codders - from tourists and weekend warriors to summer kids and year-rounders - have the perfect beverage to enjoy with family and friends. With over a decade of experience as a sales and distribution executive with some of the world's leading consumer packaged goods brands, he knows how to deliver a wicked product to the people. Oh, and don't be mistaken: September is still summer, so catch Taylor swimming, sailing, and fishing for stripers out on the Cape well after Labor Day Weekend.

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Aaron Berkey • Board Member

Aaron is Co-Founder and Managing Partner of Okeanos Venture Management, a 175+ member VC firm that has closed 125+ investments across industry sectors and growth stages.

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Joseph Feerrar • Board Member, Share holder

Joseph is a former banking executive for over 20 years. Joseph started his own brewery in 2017 and beverage manufacturing business in 2021.

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Anderson Arnold • Board Member, Investor

Anderson spent fourteen years at America Online. His roles included Financial Planning & Analysis, Corporate Development and Investor Relations.
Since leaving, Anderson has served on non-profit boards including Landon School (Boys, grades 3-12 in Bethesda, MD) and Opportunity (pre-school in West Palm Beach).

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Michael Haley • Board Member

Michael Haley serves as President and Managing Director of International for Inspire Brands.
As President of International, Haley is responsible for growing the company's restaurant footprint beyond the United States. This includes expanding in international markets where Inspire can secure large, multi-unit agreements with high-performing operators.

Prior to Inspire, Haley was based in London as the Chief Partnership Officer at Pret A Manger, where he held global responsibility for Pret's Partnership shops. Prior to Pret A Manger, he spent more than 14 years with Starbucks Coffee Company in Seattle, Amsterdam, and London.

Haley is an alumnus of Villanova University where he earned a Bachelor of Science degree in civil and environmental engineering. He also received an MBA from Georgetown University's McDonough School of Business.

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Darren (Robert) Stepanian • Advisor

Robert is a talented entrepreneur and capital markets professional, with a natural ability to expand, develop and manage relationship with high-net-worth investors, family offices, pension funds, C-Level leadership and hedge fund managers.
He has served on the Advisory Board for LIQS Cocktail Shots, a RTD cocktail company with nationwide distribution.

Robert is a resident of Palm Beach, FL, but hails from Greenwich, CT and enjoys time in Nantucket in the Summers.

Robert, whose legal name is Darren Robert Stepanian, prefers to go by his middle name.

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CRAFT COCKTAILS
CLASSIC
VODKA CRANBERRY with a hint of MINT
BAE BREEZE
VODKA GRAPEFRUIT with a splash of CRANBERRY
GOLDEN HOUR
TEQUILA ORANGE with a squeeze of LIME
PERFECT STORM
WHITE RUM GINGER with a squeeze of LIME
MERMAID'S TALE
TEQUILA WATERMELON with a hint of MINT
OCEAN BREAK
WHITE RUM BLUEBERRY with a squeeze of LEMON
NATURAL JUICE
4.5% ABV
100 CALORIES
GLUTEN FREE
CARBONATED CRAFT COCKTAILS WITH REAL SPIRITS


CRAFT COCKTAILS
CLASSIC
VODKA CRANBERRY
MINT
CLASSIC
2024
DOUBLE GOLD
SELTZER NATION
VODKA | CRANBERRY | MINT

THE MARKET & OUR TRACTION

Driving Growth in the Ready-To-Drink Cocktail Industry

RTDs, particularly spirit-based ones, are proving to be a bright spot in the US alcohol market. Spirit-based RTDs grew over 30% in 2023 and were up again by +11% through the first seven months of 2024, accounting for over 16% of the RTD category's volume. Meanwhile, malt-based RTDs stagnated, and wine-based RTDs declined by -2%.

Focusing on the states of Massachusetts, Rhode Island, and Connecticut, Cape Cod'r has built a strong regional presence, with over 500 retail accounts and a distribution partners that includes Horizon Beverage and Brescome Barton, leaders in the industry. The brand also reaches 40+ states through direct-to-consumer sales, enabling national accessibility.

In comparison to competitors, Cape Cod'r stands out with its lower alcohol content, refreshing flavor profile, and a nostalgic, lifestyle-driven branding that resonates with New England consumers. We believe this, combined with its award-winning product lineup, positions Cape Cod'r to continue capturing a share of the growing RTD cocktail market while expanding strategically into warmer regions to counteract seasonal demand fluctuations.


READY TO SHINE IN A GROWING READY-TO-DRINK (RTD) COCKTAIL MARKET
5.2%
EXPECTED RTD MARKET CAGR
from 2024-2029
HIGH GROWTH IN SPIRIT-BASED READY-TO-DRINK SEGMENT
Spirit-based seltzers and ready-to-drink options like High Noon and Cape Cod'r are in the highest growth segments within the ready-to-drink space having grown over 30% last year.
RTD MARKET SHARE
SPIRIT-BASED
16%
CRAFT COCKTAILS
MERMAID'S TALE
TEQUILA WATERMELON
with a hint of MINT
CLASSIC
VODKA CRANBERRY
with a hint of MINT
GOLDEN HOUR
TEQUILA ORANGE
with a squeeze of LIME
RTD SEGMENT GROWTH
SPIRITS SELTZERS
64.80%
SPIRITS RTDs
30.40%



BUILT TRACTION SINCE ITS LAUNCH
500+
retail accounts
600K+
cans sold
40+
states reached
COD'R
CRAFT COCKTAILS
PERFECT STORM
WHITE RUM
GINGER
LIME

**Market projections are based on internal estimates and third-party data, are not verified, and do not guarantee future growth or returns on investments.*

Cape Cod'r has seen traction since its launch, solidifying its presence in the competitive ready-to-drink (RTD) market. The brand has sold over 600,000 cans, reflecting consumer demand. Cape Cod'r has established key partnerships with well-known brands, including Rhode Island FC, Cape Cod Chips, Tradewind Aviation, Whale Jam, and Seltzerland, further expanding its visibility and market reach. Distributed across Massachusetts, Rhode Island, and Connecticut, with direct-to-consumer sales available in 40+ states, the brand has garnered over 500 retail accounts and continues to grow.

In 2024, Cape Cod'r achieved a significant milestone by transitioning to Horizon Beverage, the second-largest distributor in MA and RI. Within Horizon's portfolio, Cape Cod'r has already outperformed some established competitors. The company also expanded its footprint into Connecticut through a partnership with Brescome Barton Distributors.

Cape Cod'r's product quality has been recognized with prestigious awards, including Double Gold for its Classic flavor and Gold for Mermaids Tale at Seltzer Nation 2024. The brand's innovative new flavor, Golden Hour (Tequila Orange and Lime), and its Tequila Pack launch have been well received, further fueling growth. These achievements highlight Cape Cod'r's momentum in the growing RTD market.

HOW WE DIFFER

Difference Between Malt and Spirits: Pain-Points No One Talks About

Cape Cod'r set out to address the frustrations its founders had with other ready-to-drink options on the market. A key challenge is that many consumers are still learning the difference between malt-based beverages and those made with clean, distilled spirits.

MARKET OPPORTUNITITIES AND CONSUMER TRENDS



Malt-based RTD segment has plateaued while the spirit-based RTD segment is in the early growth stage because of health-based consumer trends
Malt-Based
"Seltzer" "Ready-to-Drink"
Malt Liquor
Artificial Ingredients
Artificial and Sugary Taste
Buzz like a Beer
TRULY
WILD BERRY
VS
Spirit-Based
"Cocktail" or "Ready-to-Drink"
COD'R
CLASSIC
Real Spirits and Gluten Free
All-Natural Ingredients
Light, Refreshing and Natural
Buzz like Vodka, Rum, and Real Spirits
Trend
Consumers want clean distilled spirits, low alcohol by volume, premium ingredients over synthetic tasting seltzers with bad malt hangovers

Secondly, consumers always talk about the sweet, synthetic, metallic flavor profiles of many national brands. Cape Cod'r intentionally created flavor formulas made with all natural ingredients that are light, refreshing and not sweet. Just clean!

HOW WE DIFFER FROM THE SPIRIT-BASED COMPETITION


Here are some differentiators our consumers highlighted as to why they preferred us over High Noon and other spirit-based RTDs
Consumer Feedback
HIGH NOON
SUN SIPS
VODKA & SODA
PINEAPPLE
VS
COD'R
CRAFT COCKTAILS
MERMAID'S TALE
TEQUILA WATERMELON
MINT
Tastes All-Natural vs. Synthetic
Low ABV vs. High ABV and "I feel drunk after one!"
"Not too sweet" vs high sugar and "flavor fatigue"
Light Carbonation vs. "Way too bubbly and "I feel bloated"
Low Carbohydrate (<4 g.) vs. High carb, high sugar
Gluten Free vs. Not
95 CALORIES
NO ADDED SUGAR
GLUTEN-FREE
4.5% ABV

LOOKING AHEAD

Expanding Market Presence

Cape Cod'r's future roadmap focuses on deepening its presence in its core markets—Massachusetts, Rhode Island, and Connecticut—by growing sales volume through key retail accounts. The company plans to implement structured programming with improved in-store execution, including better display sets, cold placement, and purchase cadences. This approach will allow Cape Cod'r to invest in sampling programs, accelerating sales and enhancing consumer demand.


100 CALORIES
WE'RE LOOKING AHEAD
Focused on deepening its presence in its core markets
MASSACHUSETTS, RHODE ISLAND, AND CONNECTICUT
Aiming to expand into warmer markets in 2026 and beyond like
FLORIDA OR SOUTH CAROLINA
Target sales by 2025
25,000 CASES
New flavors and packs aimed at appealing to a
BROADER AUDIENCE

We plan to use the proceeds from this crowdfunding campaign for 2025 marketing and sales initiatives that will continue to build brand awareness, consumer demand, and sales throughout our three states of distribution. These initiatives include marketing partnerships that are designed to amplify brand presence in communities throughout New England i.e., concerts, influencer partnerships and more!

As Cape Cod'r strengthens its presence in the Northeast, the company is preparing to expand into desirable warmer markets by late 2025 or early 2026. This expansion is a key step in transforming the brand into a year-round favorite, building on its momentum in coastal communities.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
25 Vinton Street, Apt 1
Boston, MA 02127

WEBSITE
View Site

Cape Cod'r is a craft cocktail brand inspired by the essence of Cape Cod, offering lightly carbonated, refreshing drinks that capture the nostalgic feeling of summers on the Cape. Founded in Dennis Port, MA, each drink is made with just three simple ingredients, 100 calories, 4.5% ABV, and is gluten-free, providing a "crushable" and sessionable cocktail experience. Cape Cod'r stands out in an oversaturated market of overly carbonated and synthetic-tasting beverages with its lightly carbonated, balanced flavors, and coastal lifestyle branding. With over 600,000 cans sold, distribution in three states, and partnerships with major brands, Cape Cod'r is growing as a favorite ready-to-drink cocktail in New England.

TERMS

Cape Cod'r

Overview

INTEREST RATE
8.0%

VALUATION CAP
$6M

MATURITY DATE
Jan 7, 2027

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Common Stock

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$591,772	$167,600
Cash & Cash Equivalents	$333,648	$16,807
Accounts Receivable	$19,344	$0
Short-Term Debt	$107,331	$29,098
Long-Term Debt	$0	$0
Revenue & Sales	$333,585	$199,913
Costs of Goods Sold	$282,698	$109,233
Taxes Paid	$0	$0
Net Income	-$885,671	-$355,434

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Cape Cod'r. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $6,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 8.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

**Maximum interest rate offered subject to adjustment for increase in the annual interest rate. See info below.*

Time-Based Perks

Early Bird 1 - Invest $1,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + One entry into a raffle for a Newport Cruise for two + 5% increase in the annual interest rate.

Disclaimer: Must be 21+ to enter the raffle. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The winner will be randomly selected at the close of the campaign.

Early Bird 2 - Invest $5,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + A confirmed Newport Cruise for two + 10% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 3 - Invest $10,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + confirmed Newport Cruise and dinner for two (valued at $300) + 15% increase in the annual interest rate.

Disclaimer: Must be 21+. The cruise must be booked between 06/01–08/30. Travel and lodging costs are not included. Dinner reimbursement will be sent via Venmo, and recipients are responsible for booking the reservation. The Cod'r team will assist in coordinating with the cruise partner.

Early Bird 4 - Invest $25,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 20% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel and lodging costs are not included. The Cod'r team will assist in coordinating with the private charter partner.

Early Bird 5 - Invest $50,000 within the first 2 weeks and receive 2 Free Variety Packs + Cod'r Hat + Custom Cape Cod'r Beach Chair + Private Charter + 1 Night Hotel Stay + 25% increase in the annual interest rate.

Disclaimer: Must be 21+. The private charter must be booked between 06/01–08/30. Travel costs are not included. The hotel will be booked by the Cod'r team, and they will reach out to coordinate reservation details.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive a 4% increase in the annual interest rate.

Tier 2: Invest $5,000+ and receive an 8% increase in the annual interest rate.

Tier 3: Invest $10,000+ and receive a 10% increase in the annual interest rate.

Tier 4: Invest $25,000+ and receive a 12% increase in the annual interest rate.

Tier 5: Invest $50,000+ and receive a 15% increase in the annual interest rate.

The 10% StartEngine Venture Club Bonus

Cape Cod'r will offer 10% additional increase in the annual interest rate for all investments that are committed by investors that are eligible for the StartEngine Venture Club bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on their Convertible Note in this Offering.

This 10% increase is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

ALL UPDATES

02.21.25

Cape Cod'r Approaching $150k

Hey Cod'r Team!

We're approaching $150,000 in investment from followers like you and we'd love to have you on board while there is room!

Invest in Cape Cod'r

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.11.25

Cape Cod'r Approaching $125k! Top 15 Most Momentum

Hey Cod'r Team!

Cape Cod'r | Craft Cocktails has been named a top 15 most momentum venture on the StartEngine platform! We're approaching $125,000 in investment from followers like you and we'd love to have you on board while there is room!

Invest in Cape Cod'r

Cape Cod'r Momentum

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.06.25

Cape Cod'r Distributor Horizon Beverage Acquired!

Cape Cod'r Distributor Horizon Beverage Acquired!

Exciting News for Cape Cod'r!

Exciting News for Cape Cod’r Craft Cocktails!Horizon Beverage, our trusted distributor and a leading-class partner in Massachusetts and Rhode Island, has been acquired by Southern Glazer’s Wine & Spirits, one of the largest distributors in the United States and globally.

We believe this acquisition is a game-changer. Southern Glazer’s brings cutting-edge technological and operational capabilities that will enhance sales effectiveness and outcomes for Horizon Beverage’s portfolio of brands, including Cape Cod’r.

For us, we think this means a fantastic upgrade in resources and reach, paving the way for even stronger growth in New England. And when the time is right to expand beyond, this partnership will provide the platform to do it successfully.

Invest in Cod'r at the link below. Here’s to the future of Cape Cod’r Craft Cocktails—cheers! 🥂

Southern Glazer's Press Update

Invest in Cape Cod'r Today!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.31.25

Canned Cocktials are the Moment!

Cape Cod'r Crew!

Spirit-based canned cocktails are disrupting the market!In 2022, spirits overtook beer as the top U.S. alcohol segment, with **spirit-based RTDs growing nearly 25% by volume**. High Noon leads, and with giants like Molson Coors joining, this trend has serious momentum.

Consumer shifts doubled spirit-based market share from **8% to 16% by 2022**.

Cape Cod'r | Craft Cocktails is positioned to be part of this wave — a premium, locally loved brand that growing as a New England mainstay for all your memory making drinking occasions: beach, boat, backyard, pool, golf. Cod'r brings that light refreshing, not-to-sweet complexion that is clean and distinct from the national brands.

🍹We're bringing the opportunity for passionate consumers to be a part of the journey. Investment is filling up, reach out or check out the campaign link to hop on board the journey. Link to CNBC Special:

CNBC Press on Canned Cocktails

Invest in Cape Cod'r Today!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1
Invest $1,000+ and receive a 4% increase in the annual interest rate.

$5,000
Tier 2
Invest $5,000+ and receive an 8% increase in the annual interest rate.

Select

Select

$10,000

Tier 3

Invest $10,000+ and receive a 10% increase in the annual interest rate.

Select

$25,000

Tier 4

Invest $25,000+ and receive a 12% increase in the annual interest rate.

Select

$50,000

Tier 5

Invest $50,000+ and receive a 15% increase in the annual interest rate.

Select

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Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company’s cancellation policy in the company’s offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Cape Cod'r was born in my Dennis Port backyard. Inspired by moments spent with family and friends, sipping Cape Cod'rs and soaking in the magic of a Cape Cod sunset. Knowing how much this special place means to so many, we created Cape Cod'r to share in that feeling. Cherish moments with your favorite people and your favorite place wherever that may be.

Intentionally crafted with real spirits, all natural juice, no unnecessary ingredients, Cape Cod'r delivers that clean, crisp taste of a cocktail done right. Whether it's a beach day or a backyard barbecue or an evening at home, Cape Cod'rs made to elevate those everyday moments with your family and friends.

Seeing the Cape Cod'r community and embody that kickback, memory making lifestyle with a Cod'r in hand, has been nothing short of amazing. And we now want to give you an opportunity to join the movement. Check out our campaign page and learn how to become an owner in our journey.

Cheers, you're a Cod'r now.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Proxies.

As a condition to issuance of shares of the Company pursuant to the conversion of the Securities, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

4. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Restrictions on Ownership of Alcohol Companies.

i. Subscriber acknowledges that the alcohol beverage industry is subject to extensive federal and state regulations, which govern the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do to industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment.

ii. Subscriber confirms that Subscriber is aware of the risks associated with alcoholic beverage companies and further confirms Subscriber is not a wholesale or retail licensee, nor employed by such a licensee.

6. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

7. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 7, 2027 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

CERTIFICATE OF INCORPORATION
OF
CAPE COD'R INC.

FIRST: The name of the corporation is Cape Cod'r Inc. (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 8 The Green, Suite R, in the City of Dover, Zip Code of 19901, County of Kent. The name of its registered agent at such address is Resident Agents Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The Corporation is authorized to issue one class of stock, to be designated "Common Stock" with a par value of $0.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is two million (2,000,000).

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon by the statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide. Subject to any additional vote required by the Certificate of Incorporation or any other agreement among the Corporation and its equity holders, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; provided, however, that, so long as Patrick Walsh and his affiliates continues to hold a majority of the outstanding shares of capital stock of the Corporation, as measured on a fully-diluted, as-converted basis, Mr. Walsh shall be entitled to cast three (3) votes at each meeting of the Board of Directors (or action by written consent) such that his votes shall constitute a majority of all votes taken thereat.

SIXTH: The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation. The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the incorporator is:

William Patch
364 Barnstable Road, #1012
Hyannis, MA 02601

EIGHTH: To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall be indemnified by the Corporation in accordance with the Bylaws and shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article EIGHTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 03/04/2022
FILED 05:04 PM 03/04/2022
SR 20220890818 - File Number 5989961

THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 4th day of March, 2022.

Name: William Patch
Title: Incorporator

5430770.1

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Will Patch <willpatch@capecodr.com>

[PREVIEW] Cape Cod’r – Crafted for Life’s Best Moments

1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com> Thu, Jan 2, 2025 at 10:28 AM
To: willpatch@capecodr.com

ABOUT US

Reserve your Interest to Own Cape Cod'r


HOUSE INN
CAPE COD'R
CRAFT COCKTAILS

Hi there, it's Kevin!

Cape Cod'r believes in the power of family, community, and unforgettable moments with your people in your **favorite place sipping on your favorite drink, wherever your Cape may be.** Our journey began over a bottle of whiskey when my brother-in-law and co-founder, Will Patch, reflected on my Cape Cod childhood in Dennisport, MA—where the best memories were shared over cocktails with loved ones in the backyard.

Our mission was simple, help people focus in on those moments with drinks that people actually want! The problem: national ready-to-drink cocktail brands only provided options that lacked the light, refreshing experience without sacrificing flavor. Most drinks were too sweet, synthetic, or highly carbonated. Cod'r provides intriguing flavors like Tequila Watermelon Mint, White Rum Ginger Lime, and Vodka Cranberry Mint (inspired by my grandfather' "Ampa's" Cape Codder recipe) where every sip embodies coastal sophistication with clean, balanced taste.

Whether on Cape Cod or wherever your favorite memories are made, we're here to celebrate the good times past, present, and yet to come with a Cod'r in hand.

Here's to moments that matter and cocktails that belong,

Kevin O'Leary
Cape Cod'r Team

Look out for emails regarding investment details, perks, and more. We will send the StartEngine campaign page link to you via email in January!


COD'R
CRAFT COCKTAILS
CLASSIC

CLASSIC

Vodka | Cranberry | Hint of Mint


COD'R
CRAFT COCKTAILS
BAE BREEZE

BAE BREEZE

Vodka | Grapefruit | Cranberry


COD'R
CRAFT COCKTAILS
PERFECT STORM

PERFECT STORM

White Rum | Ginger | Lime


COD'R
CRAFT COCKTAILS
OCEAN BREAK

OCEAN BREAK

White Rum | Blueberry | Lemon


COD'R
CRAFT COCKTAILS
GOLDEN HOUR
TEQUILA
ORANGE
LIME

GOLDEN HOUR

Tequila | Orange | Lime


COD'R
CRAFT COCKTAILS
MERMAID'S TALE

MERMAIDS TALE

Tequila | Watermelon | Mint


VARIETY PACK
8 CANS | 4 FLAVORS | 3 SPIRITS | 4.5% ABV
NATURAL JUICE
100 CAL
COD'R
CRAFT COCKTAILS
MERMAID'S TALE
TEQUILA WATERMELON
PERFECT STORM
WHITE RUM GINGER
BAE BREEZE
VODKA GRAPEFRUIT
CLASSIC
VODKA CRANBERRY


TEQUILA PACK
8 CANS | 2 FLAVORS | REAL TEQUILA | 4.5% ABV
NATURAL JUICE
100 CAL
COD'R
CRAFT COCKTAILS
TEQUILA WATERMELON
TEQUILA ORANGE

VARIETY PACK

Classic | Bae Breeze | Perfect Storm | Mermaids Tale

TEQUILA PACK

Mermaids Tale | Golden Hour

SHOP NOW

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Will Patch <willpatch@capecodr.com>

[PREVIEW] Invest in Cape Cod'r Starting Jan 7th! 🌊

1 message

Cape Cod'r | Craft Cocktails <willpatch@capecodr.com> Thu, Jan 2, 2025 at 4:19 PM
To: willpatch@capecodr.com

Can't see this email? View in Your Browser

Set a Reminder to Invest!

COMING SOON

We're thrilled to announce that our crowdfunding campaign is expected to go live on January 7, 2025! Set a reminder so you're the first to know when we launch.


100 CALORIES
COD'R
CRAFT COCKTAILS
GOLDEN HOUR
TEQUILA
ORANGE
with a squeeze of
LIME
Tequila With Natural Flavors
4.5% ALC/VOL | 12 FL. OZ. (355 ML)

READY TO INVEST?

SIGN UP

Create your profile on StartEngine today in preparation for our campaign launch. Stay tuned—our investment dashboard link will be shared as soon as we go live!

start engine

Exciting experiential perks for investors:

$500 minimum	
$1,000 - $4,999	2 Free Pk + Cod'r Hat + Raffle for Newport Cruise for 2
$5,000 - $9,999	2 Free Pk + Cod'r Hat + Newport Cruise for 2
$10,000 - $24,999	2 Free Pk + Cod'r Hat + Newport Cruise for 2 and Dinner for 2
$25,000 - $49,999	2 Free Pk + Cod'r Hat + Cape Cod Beach Chair + Private Charter
$50,000+	2 Free Pk + Cod'r Hat + Cape Cod Beach Chair + Private Charter + 1 Night Hotel

Help us spread the word! Share this opportunity with your friends and family—it's people like you who make a difference.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Will Patch <willpatch@capecodr.com>

[PREVIEW] See What Fans Are Saying About Cape Cod'r 📣

1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com> Thu, Jan 2, 2025 at 10:37 AM
To: willpatch@capecodr.com

Can't see this email? View in Your Browser

Look out for an email in January!

CAPE COD'R BUZZ

AWARD WINS | RAVE REVIEWS | EXCITING NEWS!

Cape Cod'r is earning cheers from fans across New England and beyond! Here's what they're saying:

> Hands down the best seltzer I've ever had!
> – Andrew

> Perfect for our Cape Cod wedding welcome bags—our guests are going to love these cocktails!
> – Alicia

> I planned my route home from Maine just to stock up on your drinks!

– Shayla

"We bought your drinks at the store off of station Ave and loved them!

– Kristen"

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success


We're also excited to share recent
accolades from the
Seltzer Nation Awards 2024:
2024
DOUBLE GOLD
SELTZER
NATION
2024
GOLD
SELTZER
NATION
COD'R
CRAFT COCKTAILS
CLASSIC
VODKA
CRANBERRY
MINT
COD'R
CRAFT COCKTAILS
MERMAID'S TALE
TEQUILA
WATERMELON
MINT

Reserve your interest to invest in a brand that's redefining the ready-to-drink cocktail market! Join the Cape Cod'r community and stay tuned for details. As always, thank you for being part of our journey!

No longer want to receive these emails? Unsubscribe.
Cape Cod'r | Craft Cocktails 4806 28th St S Arlington, VA 22206

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Will Patch <willpatch@capecodr.com>

[PREVIEW] Welcome - You're a Cape Cod'r Now!

1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com> Thu, Jan 2, 2025 at 10:30 AM
To: willpatch@capecodr.com

WELCOME TO OUR COMMUNITY

RESERVE YOUR INTEREST IN OWNING CAPE COD'R!

Cape Cod'r Crowdfunding campaign is coming soon in 2025!

Look out for emails regarding investment details, perks, and more. We will send the StartEngine campaign page link to you via email in January. And as always, follow us on Instagram, Facebook, and LinkedIn😎

CHEERS!

Will and Kevin



RESERVE YOUR INVESTMENT INTEREST TO BE ELIGIBLE FOR AN EXCLUSIVE OFFER

Cape Cod'r was founded in the backyard of Co-Founder Kevin O'Leary's Dennisport, MA home. Our drinks differ from the sweet and metallic tasting options in that they're all natural and clean. Each can is 4.5% abv, 100 calories, gluten free and under 4 grams of carbs that result in a light and refreshing complexion. Six flavors across tequila, vodka, and rum provide options for all pallets!

Get 20% off online orders! with code

INVESTOR20

Shop Now


VARIETY PACK
TEQUILA PACK

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Will Patch <willpatch@capecodr.com>

[PREVIEW] Your Chance to Reserve Interest in Becoming an Owner in the Movement

1 message

Cape Cod'r | Craft Cocktails <drink@capecodr.com> Thu, Jan 2, 2025 at 10:26 AM
To: willpatch@capecodr.com

Can't see this email? View in Your Browser

RESERVE INTEREST IN BECOMING AN OWNER

Look out for emails in January!

Good day my friend!

You may picked up a pack in MA, RI, or CT stores or have been watching our journey from afar, Kevin and I thank you for being a part of our community of entrepreneurial-thinkers! There is substantial growth expected in the ready-to-drink market and specifically the spirit-based segment. We’re excited to provide the opportunity for our people to own a part of the journey! Here’s why:



WHY CAPE COD'R?

Thriving Market Opportunity


READY TO SHINE IN A RAPIDLY GROWING READY-TO-DRINK (RTD) COCKTAIL MARKET
5.2%
EXPECTED RTD MARKET CAGR
from 2024-2029
HIGH GROWTH IN SPIRIT-BASED READY-TO-DRINK SEGMENT
Spirit-based seltzers and ready-to-drink options like High Noon and Cape Cod'r are in the highest growth segments within the ready-to-drink space having grown over 30% last year.
RTD MARKET SHARE
SPIRIT-BASED
16%
RTD SEGMENT GROWTH
SPIRITS SELTZERS
64.80%
SPIRITS RTDs
30.40%
100 CALORIES
COD'R
CRAFT COCKTAILS
MERMAID'S TALE
TEQUILA WATERMELON
with a hint of MINT
CLASSIC
VODKA CRANBERRY
with a hint of MINT
GOLDEN HOUR
TEQUILA ORANGE
with a squeeze of LIME

The ready-to-drink market achieved $10.7B in sales in 2023 and is projected to **grow by 5.2% a year through 2029**, with spirit-based options like Cape Cod'r greatly outpacing malt-based, wine-based, and FMB products. **Spirit based options achieved over 30% growth last year** and that trend is expected to continue. **Consumers are increasingly demanding low ABV, low-calorie, low-carb options that prioritize health.**

Premiumization of the product, improved flavors, taste, quality and package design are expected to drive demand. Cape Cod'r embodies all these trends.

Proven Brand Growth


Portsmouth
Manchester
Nashua
North Adams
Greenfield
Amherst
Wallingford
New London
Long Island

Cape Cod'r has been **growing 58%+ year-over-year** since launching in May of 2022. With over **500 retail stores,** restaurants, golf courses and resorts carrying our products, we have the distribution to drive significant sales volume and growth through investing in marketing and consumer awareness.

Drinks People Love and Trust


COD'R
CRAFT COCKTAILS
GOLDEN HOUR

Consumer loyalty is driven through high quality products that differ from the competition and branding that resonates with people. **Our local New England roots and clean tasting options for all drinking occasions** has made us a staple in poolside refrigerators and backyard coolers! But Cape Cod'r isn't just a product. It's a lifestyle that encourages our people to turn off the work phone and go to their favorite place with their favorite people and tip back a Cod'r, wherever your Cape may be!

By owning a piece of Cape Cod'r, you become part of a movement that's creating real change and offering real rewards. With exclusive offers available, this is your chance to indicate your interest in claiming your stake in the future of the beverage industry.

You're a Cod'r Now!

The Cape Cod'r Team


CAPE COD'R
COD'R
CRAFT COCKTAILS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.